Hippos & Hashbrowns
Profit & Loss
Accrual
Jan 1, 2023 - Mar 31, 2023

		2023
Sales	$	14,000
Cost of Goods Sold	$	8,423
Gross Profit	$	5,577
Expenses		
Advertising	$	411
Auto	$	401
Commission	$	77
Contract Labor	$	8,257
Depreciation - buildout	$	160
Insurance	$	135
Legal & Professional Services	$	-
Office Expense	$	31
Rent	$	10,080
Meals & Entertainment	$	929
Other	$	4,286
Total Expenses	$	24,767
Profit/(Loss)	$	(19,190)

Hippos & Hashbrowns
Balance Sheet
Accrual
As Of March 31, 2023

		2023
Checking	$	17,291
Inventory - Ingredients	$	2,085
Prepaid Expense	$	850
Security Deposit - Rent	$	5,000
Kitchen Equipment	$	2,500
Kitchen Buildout	$	25,000
Accumulate Dep	$	(2,660)
Total Assets	$	50,066
Credit Card	$	7,271
Owner Draws	$	(26,249)
Owner Contributions	$	88,234
Net Income	$	(19,190)
Total Owner Equity	$	42,795
Liability & Equity	$	50,066

Hippos & Hashbrowns
Statement of Cash Flows
As Of March 31, 2023

		2023
Cash At Beginning of Period	$	75,660
Operating Activities		
Net Income	$	(19,190)
Adj to Net Income - Auto Miles	$	401
Adj to Prepaid Exp	$	(850)
Adj for Change In Inv	$	35
Net Cash From Operations	$	(19,604)
Investment Activities		
Store Buildout	$	(25,000)
Depreciation	$	160
Financing Operations		
Changes In Credit Card Balance	$	(182)
Owners Draws	$	(13,743)
Owner Contributions	$	-
Net Cash From Financing	$	(13,925)
Cash At End of Period	$	17,291